March 30, 2020

Dustin Moskovitz
President, Chief Executive Officer, and Chair
Asana, Inc.
1550 Bryant Street, Suite 200
San Francisco, CA 94103

       Re: Asana, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 18, 2020
           CIK No. 0001477720

Dear Mr. Moskovitz:

      We have reviewed your amended draft offering statement and have the following comment. Our reference to a prior comment refers to a comment in our letter dated February 27,
2020.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Benefits of Our Solution, page 6

1. Please revise to clarify that this statement is based on a customer survey you commissioned and customer case studies you conducted. Additionally, please revise here or elsewhere to provide context for the survey, including a discussion of the number of customers you surveyed, the number that responded and some type of quantification of the number that responded in a way that supports this statement.
 Dustin Moskovitz
FirstName LastNameDustin Moskovitz
Asana, Inc.
Comapany2020
March 30, NameAsana, Inc.
Page 2
March 30, 2020 Page 2
FirstName LastName
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Calise Y. Cheng, Esq.